

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

David A. Steinberg
Chief Executive Officer and Chairperson
Zeta Global Holdings Corp.
3 Park Ave, 33rd Floor
New York, NY, 10016

> **Re: Zeta Global Holdings Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 1, 2021**
> **File No. 333-255499**

Dear Mr. Steinberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2021 letter.

Amendment No. 3 to Form S-1

The Offering, page 13

1. You state that the shares outstanding after the offering include the exercise of 8,360,432 warrants to purchase shares of Class A common stock. Please tell us how the number of warrants disclosed here compares to the 3,093,095 and 1,973,763 warrants per Note 16 and to the 5,400,131 warrants as supplementally provided by the company. To the extent additional warrants were granted in anticipation of the offering or the exercise terms of existing warrants were modified, please revise to disclose this information in your financial statement footnotes and include a discussion of the accounting for such warrants.

2.   In the first bullet point on page 14, you state that the shares outstanding after the offering give effect to the reclassification of 3,054,318 shares of your existing Series B common stock and 26,722,208 shares of Series A common stock into shares of Class A common stock. Please revise to clarify that 70,108,628 restricted shares will also be reclassified to Class A common stock. Also clarify that 8,553,864 of such restricted shares vested upon the offering, a portion of which were repurchased as part of the Stock Repurchase and Tax Withholding transactions.

Dilution, page 51

3.   Please revise your historical, pro forma and pro forma, as adjusted net tangible book value (deficit) and related net tangible book value per share calculations to exclude your intangible assets.

Certain Relationships and Related Party Transactions, page 118

4.   As requested in prior comment 3, please disclose the value of your officers' and directors' restricted stock awards that are vesting in connection with the offering based upon the IPO price. Provide this disclosure under "Stock Repurchase" and "Treatment of Directors' Restricted Stock in Connection with this Offering" on page 119.

Exhibits

5.   Please file a complete and updated legality opinion.

 You may contact David Edgar, Senior Staff Accountant, at 202-551-3459 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statement or related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                                                      Sincerely,

                                                      Division of Corporation Finance
                                                      Office of Technology

cc: Joel H. Trotter, Esq.